UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11–K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 000-21318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
O’Reilly Automotive, Inc. Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
O’Reilly Automotive, Inc. 233 South Patterson Avenue Springfield, Missouri 65802

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

As of December 31, 2012 and 2011, and for the year ended

December 31, 2012

with Report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements

and Supplemental Schedule

As of December 31, 2012 and 2011, and for the year ended

December 31, 2012

CONTENTS

Report of Independent Registered Public Accounting Firm                            1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Benefits                            2

Statement of Changes in Net Assets Available for Benefits                            3

Notes to Financial Statements                            4

Supplemental Schedule (Modified Cash Basis)                        10

Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)                         11

Signatures                        12

Exhibit Index                        13

Report of Independent Registered Public Accounting Firm

The Plan Administrators and Participants

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2012.   These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2012, on the basis of accounting described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                            /s/ Ernst & Young LLP

Kansas City, Missouri

June 28, 2013

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

(In thousands)

	December 31,
	2012	2011
Investments, at fair value (Note 4)	$427,458	$375,207
Notes receivable from participants	18,812	16,308
Net assets available for benefits, at fair value	446,270	391,515
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common collective trust	(267)	(256)
Net assets available for benefits	$446,003	$391,259

See accompanying notes to financial statements.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

(In thousands)

For the Year Ended
December 31, 2012
Additions:
Investment income:
Net realized and unrealized appreciation in value of investments (Note 3)	$46,557
Dividend and interest income	5,406
Total investment income	51,963
Interest income on notes receivable from participants	774
Contributions:
Rollover from other plans	877
Employer	18,476
Participant	29,759
Total contributions	49,112
Total additions	101,849

Deductions:
Distributions to participants	45,273
Administrative expenses	1,832
Total deductions	47,105

Net increase in net assets available for benefits	54,744
Net assets available for benefits at the beginning of the year	391,259
Net assets available for benefits at the end of the year	$446,003

See accompanying notes to financial statements.

O’REILLY AUTOMOTIVE, INC.

Profit Sharing and Savings Plan

(Modified Cash Basis)

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The items identified below are summaries of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles (“US GAAP”).  Under this basis, employer and participant contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

Investments are stated at fair value or contract value.  Shares of registered investment company funds and shares of the Company’s common stock are valued based on quoted market prices as of the last business day of the Plan year.  The fair values of the Plan’s interest in the T. Rowe Price Stable Value Fund was determined based on information provided by T. Rowe Price, trustee of the Plan, using the audited financial statements of the common collective trust at December 31, 2012 and 2011.

As required by the Financial Accounting Standards Board (“FASB”) standards, investment contracts held by a defined contribution plan are required to be reported at fair value.  Additionally, fully benefit-responsive investment contracts are to be reported at fair value with a corresponding adjustment to reflect these investments at contract value.  The Plan invests in the T. Rowe Price Stable Value Fund, which is a fully benefit-responsive investment contact.  The Statements of Net Assets Available for Benefits at December 31, 2012 and 2011,  report the T. Rowe Price Stable Value Fund at its fair value with a corresponding adjustment to reflect its contract value.

Fair Value Measurements

The Plan performs fair value measurements in accordance with the FASB Accounting Standards Codifications (ASC) 820, Fair Value Measurements and Disclosures  (“ASC 820”).  Please refer to Note 4 for the fair value measurement disclosures associated with the Plan’s investments.

Notes Receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  The notes receivable from participants are secured by the vested account balances of the borrowing participants.  No allowance for credit losses was recorded as of December 31, 2012 or 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default a deemed distribution is recorded, which is a taxable event for the participant.  A loan offset is recorded to reduce the participant’s account balance by the outstanding amount of the loan when the loan has been determined to be in default and the participant account incurs a distributable event as defined in the Plan agreement.

Administrative Expenses

The Plan pays trustee administrative expenses up to $350,000 and $400,000 for the plan year ended December 31, 2012 and 2011, respectively, and all Plan related expenses incurred for consultation with third party investment advisors and legal counsel.  All additional administrative and investment related expenses are paid by the Plan participants.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

2.	DESCRIPTION OF THE PLAN

General

The following description of the Plan is provided for general information only.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 18 and completed six months of employment.  The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended  (“ERISA”).  Please refer to the Plan agreement for complete information.

Trust Services

The trustee function of the Plan is performed by T. Rowe Price Company (“T. Rowe Price” or the “Trustee”).  As of December 31, 2012 and 2011, the Plan investments were held by the Trustee, in various funds.  The Trustee has authority for the purchase and sale of investments and makes payments from the Plan based on participant direction, subject to certain restrictions as specified in the trust agreement, the Plan document and ERISA.  Certain Plan investments are shares in common and collective trusts and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

Contributions

Participants may contribute up to 100% of their annual eligible compensation, as defined in the Plan document, to the Plan up to $17,000, and $16,500 for the 2012 and 2011 years, respectively.  Participants 50 years of age or older may contribute up to $22,500 and $22,000 of their annual eligible compensation, as defined in the Plan document, to the Plan for the 2012 and 2011 years, respectively.  Eligible team members are automatically enrolled in the Plan after six months of employment and 18 years of age at a contribution rate of 2% of their annual eligible compensation.  Eligible team members may choose not to participate by declaring their intentions to do so prior to their initial enrollment date.

The Plan allows for a Company match of 100% of the first 2% of each participant’s voluntary contribution and 25% of the next 4% of each participant’s voluntary contribution.    Additionally, the Company may make voluntary profit sharing contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate Company contribution of 25% of the participants’ annual eligible compensation.  Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12-consecutive month period of employment and generally must be employed on the last day of the plan year.  During the years ended December 31, 2012 or 2011, the Company did not make any discretionary voluntary contributions to the Plan.    Participants can elect to allocate their contributions, as well as the employer contributions, to various equity, bond or fixed income funds,  the O’Reilly Automotive, Inc. Stock Fund, or a combination thereof.

Vesting

Participants are immediately vested in all voluntary contributions and actual earnings on these contributions.  Employer contributions, and earnings on employer contributions, vest based on years of service with the Company at a rate of 20% per year from years two through six and are 100% vested after six years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and actual earnings and with an allocation of the Company’s contribution and actual Plan earnings.  Each participant account is debited with an allocation of administrative fees and investment fees not paid by the Plan.  Allocations of Company contributions are based on participant contributions and compensation.

Allocations of Plan earnings are based on participants’ account balances.  The non-vested portions of terminated participants’ account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions.  At December 31, 2012 and 2011, the Plan retained $231,000 and  $376,000 in forfeitures, respectively.

Participant Loans

Participants are entitled to borrow from the Plan up to the lesser of $50,000 thousand or 50% of their vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in the The Wall Street Journal, on the last business day of the month prior to the date the loan is made.  Funds borrowed from the plan as well as the applicable interest are repaid by payroll deductions over a period no longer than 15 years and are secured by the participant’s vested account balance.

Payment of Benefits

Upon termination of service, death, disability, or retirement a participant may elect to receive a partial or lump-sum payment in an amount equal to the value of the participant’s vested account balance.  Participants may also elect to rollover their vested account balance into a different tax-qualified retirement plan or individual retirement account upon termination of service.  At December 31, 2012, terminated participants had approximately $39,000 included in Net Assets Available for Benefits, which were paid in 2013.  At December 31, 2011, terminated participants had approximately $10,000 included in Net Assets Available for Benefits, which were paid in 2012.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their account balances.

3.	INVESTMENTS

The Trustee holds the Plan’s investments and executes all investment transactions.  The Trustee has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement, the Plan document and ERISA.

The fair values of investments that represent 5% or more of the Plan’s net assets are identified below (in thousands):

	December 31,
	2012	2011
O'Reilly Automotive, Inc. common stock	$183,967	$180,290
T. Rowe Price Retirement 2025 Fund	43,714	36,267
T. Rowe Price Retirement 2020 Fund	34,312	28,178
T. Rowe Price Retirement 2030 Fund	32,692	25,540
T. Rowe Price Retirement 2035 Fund	24,690	18,953
T. Rowe Price Retirement 2015 Fund	*	19,799
T. Rowe Price Retirement 2040 Fund	*	14,234

* Amount did not represent 5% or more of the Plan's net assets as of the period indicated.

During 2012, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held, during the year) appreciated in value as identified below (in thousands):

For the Year Ended December 31, 2012:	Net Realized and Unrealized Appreciation in Value of Investments
Common and collective trust	$-
Registered investment company funds	25,164
O'Reilly Automotive, Inc. common stock	21,393
$46,557

4.	FAIR VALUE MEASUREMENTS

The Plan uses the fair value hierarchy, which prioritizes the inputs used to measure the fair value of certain of its financial instruments.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The Plan uses the market approach to determine the fair value of its assets.  The three levels of the fair value hierarchy are set forth below:

•	Level 1 – Observable inputs that reflect quoted prices in active markets.
•	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3 – Unobservable inputs in which little or no market data exists, therefore requiring the Plan to develop its own assumptions.

A description of the valuation methodologies used for Plan assets measured at fair value are identified below.

•

Common and collective trusts:  Valued using the net asset value provided by T. Rowe Price.   The net asset value is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

•	Registered investment company funds: Valued at the net asset value of shares held by the Plan at year end.
•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2012 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and collective trusts:
Stable value fund	$6,479	$-	$6,479		$-
Registered investment company mutual funds:
Domestic
Large cap	5,171	5,171	-		-
Mid cap	3,320	3,320	-		-
Small cap	1,395	1,395	-		-
International
Large cap	1,417	1,417	-		-
Bond fund	3,585	3,585	-		-
Balanced fund	222,096	222,096	-		-
Money market fund	28	28	-		-
Employer stock:
O'Reilly Automotive, Inc. common stock	183,967	183,967	-		-
Total investments at fair value	$427,458	$420,979	$6,479	$

The following table classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2011(in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and collective trusts:
Stable value fund	$7,346	$-	$7,346	$-
Registered investment company mutual funds:
Domestic
Large cap	2,151	2,151	-	-
Mid cap	2,682	2,682	-	-
Small cap	2,577	2,577	-	-
International
Large cap	1,082	1,082	-	-
Bond Fund	3,347	3,347	-	-
Balanced fund	175,711	175,711	-	-
Money market fund	21	21	-	-
Employer stock:
O'Reilly Automotive, Inc. common stock	180,290	180,290	-	-
Total investments at fair value	$375,207	$367,861	$7,346	$-

5.	INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedures 2012-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

US GAAP requires management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  Management believes it is no longer subject to income tax examinations for years prior to 2009.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in common and collective trusts managed by T. Rowe Price.  T. Rowe Price is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc.  O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, to the Plan’s Form 5500 (in thousands):

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$446,003	$391,259
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	267	256
Net assets available for benefits per the Form 5500	$446,270	$391,515

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Plan’s Form 5500 for the year ended December 31, 2012 (in thousands):

Net increase in net assets available for benefits per the financial statements	$54,744
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2012	267
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2011	(256)
Net income per the Form 5500	$54,755

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

FORM 5500 SCHEDULE H, LINE 4I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(MODIFIED CASH BASIS)

E.I.N. 27-4358837, PLAN NO. 002

(In thousands)

December 31, 2012

Identity of Issuer, Borrower, Lessor or Similar Party	Current Value
T. Rowe Price mutual funds*:
Retirement 2005 Fund	$2,968
Retirement 2010 Fund	8,809
Retirement 2015 Fund	21,302
Retirement 2020 Fund	34,312
Retirement 2025 Fund	43,714
Retirement 2030 Fund	32,692
Retirement 2035 Fund	24,690
Retirement 2040 Fund	19,148
Retirement 2045 Fund	14,719
Retirement 2050 Fund	11,773
Retirement 2055 Fund	6,603
Retirement Income Fund	1,366
T. Rowe Price common and collective trusts*:
TRP Stable Value Fund Sch E	6,479
Registered investment company mutual funds:
Blackrock Equity Div, I	939
Fidelity Strategic Income	846
Goldman Sachs Midcap Val, Inst	1,587
Harbor Capital Appreciation Fd	1,070
Harbor International Fund	868
Morgan Stanley Inst Mid-Cap, I	1,734
Pimco Total Return Instl	1,248
Ridgwrth Classic Sm Cp Valeqt	1,395
Thornburg Intl Value R5	549
Vanguard 500 Index Signal	1,498
Vanguard Inf Protected Sec	1,491
Vanguard Sm Cap Growth Idx Adm	1,663
O'Reilly Automotive, Inc. common stock*	183,967
Participant loans (interest rates ranging from 4.25% to 10.75% maturities through 12/29/2027)*	18,812
Settlement account	28
$446,270

* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

By:   /s/ Thomas McFall

Executive Vice President of Finance and Chief Financial Officer

O’Reilly Automotive, Inc.

June 28, 2013           (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.                                    Description

23.1                                             Consent of Independent Registered Public Accounting Firm